(312) 781-8650

[Seyfarth Shaw Letterhead]

areich@seyfarth.com

March 18, 2005

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Re:                             Competitive Technologies, Inc.
Post Effective Amendment to Form S-1 on Form S-3 (File No. 333-113751)

Form 10-K for the year ended July 31, 2004 (File No. 1-08696)

Dear Ladies and Gentlemen:

On behalf of Competitive Technologies, Inc. (the “Company”) we are responding to the comments set forth in the letter of the Division of Corporation Finance of the Securities and Exchange Commission dated March 16, 2005 (the “Comment Letter”).

The answers to the questions raised in the Comment Letter are discussed below.  The comments contained in the Comment Letter have been set forth in this letter and precede the respective responses.

Post-Effective Amendment to Form S-1 on Form S-3

Fusion Capital Transaction — page 12

1.             We note that your agreement with Fusion Capital Fund II, LLC, spans at least twenty months from the February 25, 2004 date of engagement.  As the transaction has not yet been completed, it appears that the selling shareholder has purchased the shares with an intent to distribute, which requires that the registrant be eligible to do a primary offering on Form S-3.  As you are not eligible to use Form S-3 for a primary offering, you do not appear to be in a position to convert your Form S-1 registration statement to Form S-3 at this time.  Supplementally, provide us with a detailed analysis as to why you believe you are eligible to convert post-effectively to Form S-3.

                The Company is eligible to convert post-effectively to Form S-3 because the Company meets the transaction requirements for a primary offering.  As of February 14, 2005 (a date within sixty (60) days of the filing of the Form S-3), the aggregate market value of the voting and non-

voting common equity held by non-affiliates of the Company was $91,675,412, based on a closing price of $13.68 and 6,701,419 outstanding shares of the Company’s voting and non-voting common stock held by non-affiliates on such date.  In addition, the common stock which is subject to the registration statement on Form S-3 (File no. 333-113751) is being offered for cash by Fusion Capital Fund II, LLC as “underwriter” within the meaning of the Securities Act of 1933.  As a result of the foregoing, the Company is eligible to convert post-effectively to Form S-3.

Form 10-K for the year ended July 31, 2004

Retained Royalties From Other Sources, page 8

2.             Supplementally, tell us whether the new “relationships with Asian companies, especially Korean companies” to which you refer in the first paragraph include companies located in North Korea, South Korea, or both.  We may have further comment upon reviewing your response.

                The Company understands your comment and will revise its future filings to clarify that the Company’s relationship with Korean companies only includes companies in South Korea and not North Korea.

                In connection with our response to the comments raised in the Comment Letter, we have attached to this letter a letter from the Company including a request for acceleration of the effective date of the registration statement and the acknowledgments that you have requested.  If you have any questions or comments with respect to any of the issues raised in this letter or if you require any additional information, please contact the undersigned at (312) 781-8650 or Marc J. Mangoubi at (312) 781-8632.

Very truly yours,

SEYFARTH SHAW LLP

By:	/s/ Allan J. Reich

cc:                                 Competitive Technologies, Inc.